EQUITY ONE, INC.
1600 N.E. Miami Gardens Drive
North Miami Beach, Florida 33179
(305) 947-1664
March 24, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attn:	Mr. Tom Kluck Ms. Erin Martin

Re:	Equity One, Inc. Registration Statement on Form S-3 File No. 333-165109 Filed February 26, 2010
Ladies and Gentlemen:
     Equity One, Inc., a Maryland corporation (the “Company”), hereby respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) so that the Registration Statement will become effective at 5:00 p.m., March 25, 2010, or as soon thereafter as practicable.
     We acknowledge that:
•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please provide a copy of the Commission’s order declaring the Registration Statement effective to Joshua M. Samek, Esq., of Greenberg Traurig, P.A., counsel to the Company, at 1221 Brickell Avenue, Miami, Florida 33131, or via facsimile at (305) 961-5856. If you or any other member of the staff have any questions regarding this request, please contact Mr. Samek at (305) 579-0856, or alternatively, at the address provided above.

Very truly yours, EQUITY ONE, INC.
By:	/s/ Arthur L. Gallagher, Esq.
Arthur L. Gallagher, Esq.
Executive Vice President and General Counsel